UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
November 2017

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-212643 and 333-216973 and Form S-8 Registration Statement File No. 333-212284.

RADA ELECTRONIC INDUSTRIES LTD.

RADA ANNOUNCES RESULTS OF EXTRAORDINARY MEETING

On November 29, 2017, Rada Electronic Industries Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Giborei Israel Street, Netanya, Israel. At the Meeting, the Company’s shareholders approved the following resolutions:

(1)	To approve the grant of additional 500,000 options to purchase Ordinary Shares of our Company to Mr. Dov Sella, our Chief Executive Officer;

Only shareholders of record as of the close of business on October 23, 2017 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: November 29, 2017